June 25, 2010	Robert D. Shin D 212.536.4885 F 212.536.3901 robert.shin@klgates.com

By EDGAR Transmission

Michael F. Johnson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Subaye, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 29, 2009
Form 10-Q for the Quarter Ended December 31, 2009
Filed February 16, 2010
Form 10-Q for the Quarter Ended March 31, 2010
Filed May 17, 2010
File No. 333-62236
Form 8-K
Filed May 5, 2010
File No. 001-34660

On behalf of Subaye, Inc. (“Subaye” or the “Company”), as counsel for the Company, we hereby submit Subaye’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 18, 2010, regarding the above referenced Form 10-K for the fiscal year ended September 30, 2009, Form 10-Q for the quarters ended December 31, 2009 and March 31, 2010, and Form 8-K, filed May 5, 2010.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Subaye.

Form 8-K, filed May 5, 2010

Item 9.01 Financial Statements and Exhibits

1.
We note the pro forma Consolidated Segment Results of Operations and pro form Balance Sheets do not appear to comply with Article 11 of Regulation S-X.  Please amend your Form 8-K to comply with Article 11 of Regulation S-X, specifically noting the following:

•	Rule 11-02(b)(4) of Regulation S-X requires a columnar presentation of historical financial statements, pro forma adjustments and the pro forma results.

•
Your pro forma Consolidated Segment Results of Operations does not comply with Article 11 of Regulation S-X as your pro forma financial statements should be based upon Consolidated Statements of Operations.  Refer to Instruction 3 to Rule 11-02(b) of Regulation S-X.

Subaye, Inc.
June 25, 2010

•	Pro forma adjustments should refer to footnotes which clearly explain the assumptions involved. Refer to Rule 11-02(b)(6) of Regulation S-X when determining the appropriate pro forma adjustments.

•	A pro forma balance sheet is only required as of the end of the most recent balance sheet date. Refer to Rule 11-02(c)(1) of Regulation S-X.

•
Based upon your disclosure under Item 2.01 of this Form 8-K, it appears that you have entered into multiple transactions to dispose of your trade services business and movie entertainment business.  Please ensure that your pro forma adjustments clearly reflect each disposal separately.

Response to Comment No. 1:

The Company proposes to amend the pro forma disclosure in the Current Report on Form 8-K as follows:

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS FOR SUBAYE, INC.

On May 3, 2010, the Company announced the decision to discontinue and complete the disposition of two of its business segments: the international and domestic trade business primarily focused on domestic trade and referred to as the “trading services” business segment, and the entertainment licensing and motion picture copyright trading business referred to as the “entertainment media” business segment.  In the unaudited pro forma consolidated financial information below, we refer to these businesses as the “Trading Services Business” and the “Entertainment Media Business,” collectively the “Discontinued Businesses.”

The unaudited pro forma consolidated financial information shown below is based on the historical consolidated financial statements of the Company.  The unaudited pro forma financial information presented reflects the estimated pro forma effect of the dispositions of the Discontinued Businesses on the Company.

The unaudited pro forma consolidated financial information is comprised of the following:

•	An unaudited pro forma consolidated balance sheet as of December 31, 2009, giving effect to the disposition of the Discontinued Businesses as if it occurred as of December 31, 2009.
•
An unaudited pro forma consolidated statement of operations for the three months ended December 31, 2009 giving effect to the disposition of the Discontinued Businesses as if it occurred on October 1, 2009

•	An unaudited pro forma consolidated statement of operations for the year ended September 30, 2009 giving effect to the disposition of the Discontinued Businesses as if it occurred on October 1, 2008
•	Notes to unaudited pro forma financial statements.

The unaudited pro forma consolidated financial statements include specific assumptions and adjustments related to the disposition of the Discontinued Businesses.  These pro forma adjustments have been made to illustrate the anticipated financial effect of the disposition of the Discontinued Businesses on the Company.  The adjustments are based upon available information and assumptions that the Company believes are reasonable as of the date of this filing.  However, actual adjustments may differ materially from the information presented.  Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial statements.  The pro forma financial statements, including notes thereto, should be read in conjunction with the historical financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2009.

The unaudited pro forma consolidated financial information presented herein is for informational purposes only.  It is not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the disposition of the Discontinued Businesses been completed as of the dates presented.  The information is not representative of future results of operations or financial position.

Subaye, Inc.
June 25, 2010

Subaye, Inc.
Unaudited Pro Forma Consolidated Balance Sheet (Footnote 2)
(in Thousands)
As of December 31, 2009

	As Reported, December 31, 2009	Pro Forma Adjustment for Disposal of Trading Services Business Segment	Pro Forma Adjustments for Disposal of Entertainment Media Business Segment	Pro Forma as of December 31, 2009
Assets
Current Assets
Cash	$2,668	$(1,672)	$21,773	$22,769
Accounts Receivable, Net	13,523	(3,806)	(3,154)	6,563
Prepaid Expenses	3,742	(574)	(1,121)	2,047
Deposit for Inventoriable Assets	8,147	—	—	8,147
Other Current Assets	1,311	(51)	—	1,260
Total Current Assets	29,391	(6,103)	17,498	40,786

Property & Equipment, Net	9,338	(16)	—	9,322

Copyrights, Net	24,386	—	(24,386)	—

Goodwill	557	(353)	(204)	—

Total Assets	$63,672	$(6,472)	$(7,092)	$50,108

Liabilities
Current Liabilities
Accounts Payable and Accrued Expenses	5,906	(3,533)	(1,104)	1,359
Short Term Debt	2,972	(2,972)	—	—
Total Current Liabilities	8,878	(6,505)	—	1,359

Total Liabilities	8,878	(6,505)	(1,014)	1,359

Stockholders’ Equity
Preferred Stock	—	—	—	—
Common Stock	7	—	—	7
Additional Paid in Capital	48,021	—	—	48,021
Deferred Stock Based Compensation	(6,789)	—	—	(6,789)
Accumulated Other Comprehensive Income	(27)	—	—	(27)
Retained Earnings	13,582	33	(6,078)	7,537
	54,794	33	(6,078)	48,749

Total Liabilities and Stockholders’ Equity	$63,672	$(6,472)	$(7,092)	$50,108

Subaye, Inc.
June 25, 2010

Subaye, Inc.
Unaudited Pro Forma Consolidated Statement of Operations (Footnote 2)
(in Thousands)
For the Three Months Ended December 31, 2009

	As Reported	Pro Forma Adjustment for Disposal of Trading Services Business Segment	Pro Forma Adjustments for Disposal of Entertainment Media Business Segment	Pro Forma

Revenues	$12,714	$(4,255)	$(1,547)	$6,912
Costs of Sales	7,111	(4,133)	(1,551)	1,427
Gross Profit	5,603	(122)	4	5,485
Operating Expenses
Advertising	427	—	(333)	94
Other Selling, General and Administrative	1,347	(98)	16	1,265
Total Operating Expenses	1,774	(98)	(317)	1,359
Income From Operations Before Income Taxes	3,829	(24)	321	4,126
Income Tax	(883)	6	—	(877)
Net Income	2,946	(18)	321	3,249
Net Income Attributable to the Noncontrolling Interest	(472)	—	—	(472)
Net Income Attributable to Subaye	$2,474	$(18)	$321	$2,777

Net Income Per Share:

Basic	$0.47			$0.53

Diluted	$0.47			$0.53

Weighted Average Shares Outstanding:
Basic	5,209,013			5,209,013
Diluted	5,231,013			5,231,013

Subaye, Inc.
June 25, 2010

Subaye, Inc.
Unaudited Pro Forma Consolidated Statement of Operations (Footnote 2)
(in Thousands)
For the Year Ended September 30, 2009

	As Reported	Pro Forma Adjustment for Disposal of Trading Services Business Segment	Pro Forma Adjustments for Disposal of Entertainment Media Business Segment	Pro Forma

Revenues	$47,987	$(11,061)	$(10,275)	$26,651
Costs of Sales	24,642	(10,792)	(7,893)	5,957
Gross Profit	23,345	(269)	(2,382)	20,694
Operating Expenses
Advertising	7,222	—	1,867	9,089
Other Selling, General and Administrative	3,303	(252)	(15)	3,036
Total Operating Expenses	10,525	(252)	1,852	12,125
Income From Operations Before Minority Interest	12,820	(17)	(4,234)	8,569
Income in the Minority Interest	(3,042)	—	—	(3,042)
Net Income	9,778	(17)	(4,234)	5,527
Foreign Translation Adjustment	24	—	—	24
Comprehensive Income	$9,802	$(17)	$(4,234)	$5,551

Net Income Per Share:

Basic	$5.33			$3.01

Diluted	$5.32			$3.01

Weighted Average Shares Outstanding:
Basic	1,836,217			1,836,217
Diluted	1,839,230			1,839,230

Subaye, Inc.
June 25, 2010

Subaye, Inc.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
(in thousands)

Note 1     Basis of Presentation

The unaudited pro forma financial information of Subaye, Inc. (the “Company”) is presented to illustrate the effect of the Company’s May 3, 2010 decision to discontinue and dispose of its Trading Services Business and its Entertainment Media Business on its historical financial position and operating results.  The unaudited pro forma balance sheet as of December 31, 2009 is based on the historical financial statements of the Company as of December 31, 2009 after giving effect to the disposition of the Discontinued Businesses as if it had occurred as of December 31, 2009.  The unaudited pro forma statement of operations for the fiscal year ended September 30, 2009 is based on the historical financial statement of the Company after giving effect to the transaction as if it had occurred on October 1, 2008.  The unaudited pro forma statement of operations for the three months ended December 31, 2009 is based on the historical financial statement of the Company after giving effect to the transaction as if it had occurred on October 1, 2009.  The unaudited pro forma financial information should be read in conjunction with the Company’s historical consolidated financial statements and notes thereto contained in the Company’s 2009 Annual Report on Form 10-K, as filed on December 29, 2009.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or the financial position of the Company would have been had the transactions occurred on the respective dates assumed, nor is it necessarily indicative of the Company’s future operating results or financial position.  However, pro forma adjustments reflected in the accompanying unaudited pro forma consolidated financial information reflect estimates and assumptions that the Company’s management believes to be reasonable.

Note 2     Pro Forma Adjustments

The unaudited pro forma consolidated Balance Sheet at December 31, 2009 reflects the following adjustments:

(1)
Reflects the sale the Trading Services Business, specifically the transfer of cash, accounts receivable, prepaid expenses, other current assets and property and equipment and the buyer’s assumption of accounts payable, and short term debt associated with the Trading Services Business, as well as the receipt of cash proceeds of $600 associated with the sale of Panyu M&M Co., Ltd. under the terms agreed to and consummated on April 29, 2010.

(2)	Reflects the elimination of goodwill related to the Trading Services Business as well as the goodwill related to the Entertainment Media Business.

(3)
Reflects the sale of all of the assets of the Entertainment Media Business, specifically the transfer of cash, accounts receivable, prepaid expenses, and copyrights and the buyer’s assumption of certain accounts payable associated with the Entertainment Media Business, as well as the receipt of cash proceeds of $22,000, which is the Company’s best estimate of the cash proceeds the Company will receive from the sale of these assets, determined as of the date these pro forma financial statements are being issued.

(4)
Reflects the recognition of the related gain associated with the sale of certain assets related to the Entertainment Media Business as well as the Trading Services Business through an adjustment to pro forma retained earnings.

The unaudited pro forma condensed consolidated Statement of Operations for the three months ended December 31, 2009 reflects the following adjustments:

•	Reflects the elimination of revenues related to the Trading Services Business sold of $4,255 and the elimination of revenues related to the Entertainment Media Business of $1,547, respectively.

Subaye, Inc.
June 25, 2010

•
Reflects the elimination of costs of sales related to the Trading Services Business sold of $4,133 and the elimination of costs of sales related to the Entertainment Media Business of $1,551, respectively.

•
Reflects the elimination of operating expenses related to the Trading Services Business of $98 and the elimination of operating expenses related to the Entertainment Media Business of $317, respectively.

•	Reflects the income tax savings due to the elimination of earnings related to the Trading Services Business at the statutory rate of 25%.

The unaudited pro forma condensed consolidated Statement of Operations for the year ended September 30, 2009 reflects the following adjustments

•	Reflects the elimination of revenues related to the Trading Services Business sold of $11,061 and the elimination of revenues related to the Entertainment Media Business of $10,275, respectively.

•
Reflects the elimination of costs of sales related to the Trading Services Business sold of $10,792 and the elimination of costs of sales related to the Entertainment Media Business of $7,893, respectively.

•
Reflects the elimination of operating expenses related to the Trading Services Business of $252, the elimination of operating expenses related to the Entertainment Media Business of $15, and the addition of advertising expense charged to the Company by a subsidiary of the Entertainment Media Business of $1,867, which had previously been eliminated during consolidation, respectively.

•	Reflects the income tax savings due to the elimination of earnings related to the Trading Services Business at the statutory rate of 25%.

Form 10-Q for the Quarter Ended March 31, 2010

Item 1. Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Website Development Costs, page 8

2.
Your response to comment 1 in your letter dated March 31, 2010 states that you will provide accounting policy disclosure regarding your website development costs.  However, the disclosure included in this Form 10-Q does not appear to indicate the circumstances under which you capitalize versus expense website development costs.  Please confirm that you will include this disclosure in future filings.

Response to Comment No. 2:

The Company follows ASC 350-50, Website Development Costs, which specifies the appropriate accounting for costs incurred in connection with the development and maintenance of websites. Under ASC 350-50, costs related to certain website development activities are expensed as incurred (such as planning and operating stage activities). Costs relating to certain website application and infrastructure development are generally capitalized, and are amortized over their estimated useful life.  Since the Company's inception in January 2005, the Company has not capitalized any costs incurred in website development.  All costs have been expensed as incurred.  The Company has capitalized the cost of acquiring the www.subaye.com website from an unaffiliated third party and capitalized other websites acquired from unaffiliated third parties.

Subaye, Inc.
June 25, 2010

Note 3 – Divestiture Activities, page 8

3.
We refer to your disclosure on page 9 regarding the $2.5 million loss realized upon the sale of certain copyrights associated with your discontinued operations.  With respect to your assets currently held for sale, please clarify whether you recognized losses for write-downs to fair value as described in ASC 360-10-35-43.  Refer also to the disclosure requirements described in ASC 205-20-45-3.

Response to Comment No. 3:

The Company reviewed ASC 360-10-35-40 and ASC 360-10-35-43 with specific attention to its copyrights and other assets now being held for sale and determined that no writedown of the assets held for sale was necessary as of the date the Company determined it would dispose of the assets and also as of March 31, 2010. The Company will update its disclosures in future filings in order to provide these specific details with regard to the Company's impairment analysis of its assets held for sale.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin
Robert Shin, Esq.

SUBAYE, INC.

STATEMENT OF ACKNOWLEDGMENT

June 25, 2010

The undersigned, James T. Crane, the Chief Financial Officer of Subaye, Inc. (the “Company”), hereby acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of its disclosures in its filings with the Securities and Exchange Commission (the “SEC”);

2.           Comments of the SEC staff or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.           The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ James T. Crane
By: James T. Crane
Title: Chief Financial Officer